Mail Stop 4561
Via fax: 86 10 59137800

June 4, 2009

Remington Hu
Chief Financial Officer
Yucheng Technologies Limited
3F Tower B, Beijing Financial Trust Building
Anding Road, Chao Yang District
Beijing 100029, P.R. China

> **Re: Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed May 5, 2008**
> **File no. 1-33134**

Dear Mr. Hu:

        We have reviewed your response letter filed May 22, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 7, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

1.   We note your response to our prior comment 2 where you indicate that you used the six standalone PCS contracts as the source of evidence to determine the VSOE of fair value for PCS in 2008 for the bundled contracts. While we note that you

charge different man-month rates for different PCS contracts, you indicate these rates fall within a tight range to establish VSOE of fair value for PCS. However, it is still unclear to the Staff how the Company can conclude that such rates are substantive when there are only six contracts with separate standalone PCS renewals and the Company's limited history of offering standalone PCS contracts. As a result, please explain why you believe you have a sufficient history of selling standalone PCS contracts to establish VSOE of fair value for PCS.

2.   We note from your response to our prior comment 3 that you establish VSOE for bundled contracts that include three years of PCS based on the rates charged on standalone one-year maintenance contracts. Clarify how VSOE of fair value for three-year bundled PCS is established given the fact that you have not sold any standalone three-year PCS contracts. In this regard, while we note in your response that you do not have any stated renewal rates in your PCS contracts, clarify how you considered, by analogy, the guidance in TPA 5100.52.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481, Patrick Gilmore at (202) 551-3406, or me at (202) 551-3499 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Andrew Hudders
     Golenbock, Eiseman, Assor, Bell & Peskoe, LP
     Fax: (212) 754-0330